UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-31738 / August 5, 2015

In the Matter of	:
	:
BUSINESS DEVELOPMENT CORPORATION	:
OF AMERICA	:
BUSINESS DEVELOPMENT CORPORATION	:
OF AMERICA II	:
BDCA ADVISER, LLC	:
BDCA ADVISER II, LLC	:
BDCA FUNDING I, LLC	:
BDCA 2L FUNDING I, LLC	:
BDCA-CB FUNDING, LLC	:
54TH STREET EQUITY HOLDINGS, INC.	:
	:
405 Park Avenue, 14th Floor	:
New York, NY 10022	:
	:
(812-14368)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Business Development Corporation of America, Business Development Corporation of America
II, BDCA Venture, Inc., BDCA Adviser, LLC, BDCA Adviser II, LLC, BDCA Venture Adviser,
LLC, BDCA Funding I, LLC, BDCA 2L Funding I, LLC, BDCA-CB Funding, LLC, and 54th
Street Equity Holdings, Inc. (collectively, the "Original Applicants") filed an application on
October 2, 2014, and an amendment to the application on March 13, 2015, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-
1 under the Act that would permit certain joint transactions otherwise prohibited by sections

17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On May 11, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31598). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. The notice gave interested persons until June 8, 2015 to request a hearing on the application.

On June 8, 2015, Stephanie Darling, General Counsel of Bulldog Investors, LLC ("Bulldog"), filed a request on behalf of Bulldog for a hearing on the application. Also on June 8, 2015, Dan Plettner, an individual ("Mr. Plettner" and, together with Bulldog, the "Requestors"), filed a request for a hearing on the application. Both Requestors represented that they beneficially owned common shares of BDCA Venture, Inc. ("BDCAV"), a business development company advised by BDCA Venture Adviser, LLC ("BDCAV Adviser" and, together with BDCAV, the "Venture Applicants").

On July 23, 2015, Mr. Plettner withdrew his hearing request by letter to the Secretary of the Commission. On July 24, 2015, Bulldog withdrew its hearing request by letter to the Secretary of the Commission. Both Requestors indicated that they were withdrawing their respective hearing requests based on an understanding that BDCAV would no longer seek the relief requested in the application.

By Form APP-WD filed with the Commission on July 31, 2015, counsel to the Original Applicants requested that the application be withdrawn with respect to the Venture Applicants (the "Partial Withdrawal Request"). On August 4, 2015, the Division of Investment Management, pursuant to delegated authority, filed on Form APP-WDG a letter granting the Partial Withdrawal Request.

No request for a hearing has been filed other than the requests of Bulldog and Mr. Plettner – which have both been withdrawn – and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Business Development Corporation of America and the other Applicants that are not Venture Applicants (File No. 812-14368) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary